SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2004

E.ON AG
(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release January 16, 2004
Powergen completes acquisition of Midlands
SIGNATURES

Press Release
January 16, 2004

Powergen completes acquisition of Midlands

E.ON Group strengthens its position in the target market UK

Today, E.ON subsidiary Powergen completed the acquisition of Midlands Electricity and is now the sole owner of the UK-based power distributor. The purchase price amounts to €1.637 billion (£1.146 billion)1.

The next step entails merging East Midlands Electricity, which has long belonged to Powergen, with newly acquired Midlands Electricity. This will serve to leverage substantial synergistic potential from the fact that the two companies are immediate neighbors. The new company will operate under the name Central Networks, acting as the second-largest UK electric distributor, with 4.8 million connected customers. As a result, the E.ON Group will strengthen its position in the target market UK.

The acquisition of Midlands is highly attractive from an economic standpoint as well. The company will make a considerable contribution to the Group’s internal operating profit in its first year of consolidation. Also from 2004 onwards, Midlands will generate a return (ROCE), that will exceed the E.ON Group’s minimum target for 2006.

Wulf Bernotat, E.ON’s CEO, commented: “By acquiring Midlands, we bolstered our position on the UK electricity market long-term. Now, E.ON is the undisputed number two, not only in generation and sales, but in the distribution business as well. We have thus achieved an outstanding competitive position on the UK energy market — a mere one-and-a-half years after our entry.”

This press release may contain forward-looking statements based on current assumptions and forecasts made by E.ON Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Annual Report on Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

1	Based on an exchange rate of €1 to £0.7.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: January 21, 2004	By:	/s/ Michael C. Wilhelm

Michael C. Wilhelm
Senior Vice President
Accounting